March 11, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Ember Therapeutics, Inc. Current Report on Form 8-K Filed February 3, 2016 File No. 033-13474-NY

Dear Ms. Hayes:

On behalf of our client, Ember Therapeutics, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 1, 2016 (the “Comment Letter”), regarding the above-referenced Form 8-K (the “Form 8-K”). For your convenience, the Staff’s comment is followed by the Company’s response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Form 8-K (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Our Product Pipeline, page 7

1.	In your discussion of MT-006, please indicate whether the clinical trials performed to date have been located within the United States and, if so, state the approximate date of filing of an investigational new drug application (IND) with the FDA and the identity of the filing party.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8.

2.	We note your disclosure that you will conduct a Phase 2b or Phase 3 clinical trial for MT-006 and your description of how these trials may be designed. Please expand your disclosure to indicate when and how you will determine which phase trial to conduct.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8.

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Our Intellectual Property, page 10

3.	Please amend this disclosure to provide more information about your material patents, particularly those relating to BMP-7 for the treatment of OA. For instance, disclose the number of patents, whether they cover composition of matter or method of use and their approximate expiration dates.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 10.

Employees, page 21

4.	Please file the consulting agreements you have entered into with your Chief Scientific Officer and your Vice President of Clinical Development as exhibits to your filing. We refer you to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, notwithstanding their titles as “Chief Scientific Officer” and “Vice President of Clinical Development,” Dr. Falb and Dr. Kim (as well as all other members of the scientific advisory board) serve strictly as outside scientific advisory consultants, compensated on an hourly basis, and not in any other capacity. They do not have any management role within the Company. The Company further advises that Staff that it has not entered into material contracts with any of its scientific advisors.

The Company has amended its disclosure on pages 21 and 58 to clarify this point.

5.	Please expand your disclosure to explain the role of your scientific advisory board, as well as the extent of the members’ obligation to you and how and to what extent they are compensated.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 21.

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“Our existing and future debt obligations could impair our liquidity and financial condition . . .,”

6.	Please amend this risk factor to include your current level of indebtedness.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 26.

“We may be faced with product liability lawsuits .. . .,” page 34

7.	Please indicate in this risk factor whether you have obtained product liability insurance for your clinical trials and, if so, state the coverage limit.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 34.

Risks Related to Ownership of Our Common Stock

8.	Please include a risk factor that cites the concentration of equity ownership in your principal executive officer and sole director and describe the impact on other investors’ ability to influence corporate decisions as a result.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 38.

Principal Transactions, page 44

9.	In your descriptions of the Stryker Agreement and the Joslin License Agreement, please describe and quantify the milestone payments eligible to be made under these agreements.

Response:

The Company respectfully advises the Staff that it has requested confidential treatment for certain information relating to milestone payments under the Stryker Agreement and the Joslin License Agreement, each filed as Exhibits to the Company’s Form 8-K, filed on February 3, 2016.

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Scientific Advisors and Consultants, page 57

10.	Please indicate specifically the business experience of your Chief Scientific Officer and your Vice President of Clinical Development over the last five years, as each of them appears to be serving in an executive capacity, as well as the other scientific advisors listed herein. We refer you to Item 401(c) of Regulation S-K.

Response:

The Company respectfully advises the Staff that neither Dr. Falb nor Dr. Kim (the Company’s Chief Scientific Officer and Vice President of Clinical Development) serve as executive officers of the Company. Please refer to No. 4 above for additional clarification. Therefore, the Company has not amended its disclosure to include information regarding the business experience of Dr. Falb or Dr. Kim.

Executive Compensation, page 61

11.	Please amend this disclosure to include the compensation paid to your Chief Scientific Officer and your Vice President of Clinical Development. We refer you to Items 402(m)(2) and (n) of Regulation S-K.

Response:

The Company respectfully advises the Staff that neither Dr. Falb nor Dr. Kim (the Company’s Chief Scientific Officer and Vice President of Clinical Development) serve as executive officers of the Company. Please refer to No. 4 above for additional clarification. Therefore, the Company has not amended its disclosure to include compensation paid to either Dr. Falb or Dr. Kim.

Exhibit Index, page 74

12.	We note your disclosure that you have sought confidential treatment with respect to certain exhibits to your Form 8-K. Please be advised that we will review your application separately and will forward you any comments relating to your confidential treatment request under separate cover.

Response:

The Company respectfully acknowledges the Staff’s comment.

We have been informed by the Company that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. We have also been informed by the Company that it acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or Faith.Charles@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Faith Charles

Faith Charles

of Thompson Hine LLP

CC:	Joseph Hernandez, Ember Therapeutics, Inc. Joe Laxague, Laxague Law, Inc.

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